mwe.com

October 29, 2019

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham

Pamela A. Long

Lory Empie

Stephen Kim

Re:	INX Limited Amendment No. 1 to Registration Statement on Form F-1 Filed September 26, 2019 File No. 333-233363

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated October 22, 2019, relating to the above referenced Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-233363) filed by the Company on September 26, 2019 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-233363) (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 2, marked to show changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 2.

General

1.	We note that the INX Digital and INX Services portals will be separate and distinct trading platforms for cryptocurrencies and security tokens, respectively, and that they will not support cross-asset trading. We also note your definitions of “cryptocurrency” and “security token” on page 4 of the prospectus. Please disclose how you will determine whether a blockchain asset is a cryptocurrency or a security token for purposes of eligibility on the respective platforms.

Response: As discussed in our response to your Comment #1 in our letter dated March 6, 2019, we plan to seek the guidance of nationally-recognized outside legal counsel to determine the character of a blockchain asset and whether it should be traded on our INX Digital trading platform or our INX Securities trading platform. In certain instances, we may seek a declaratory judgment or no action relief from the relevant regulatory agency prior to deciding whether to permit the trading of an asset on one of our platforms.

In response to the Staff’s comment, we have added this disclosure to page 4 of the “Prospectus Summary – Background & Current Market – Blockchain Asset Classes” section and page 54 of the “Business – Background & Current Market – Blockchain Asset Classes” of Amendment No. 2.

2.	We note your risk factor on page 33 regarding the rights of INX Token holders in the event of liquidation, insolvency, etc., as well as the Memorandum of Advice of Hassans International Law firm, which states that the rights granted in favor of INX Token holders upon liquidation would be enforceable by INX Token holders as unsecured creditors of the company and rank pari passu with other unsecured creditors of the company. Please revise your disclosure on page 33 and elsewhere in your prospectus, such as in your “Description of INX Tokens” section, to clearly identify the other interests that are, or may be, senior to INX Tokens as well as other interests that are, or may be, pari passu with respect to any claims by INX Token holders. In this disclosure, address claims to the Cash Fund and distributions of Adjusting Operating Cash Flow (both declared and undeclared). In your revisions, please also specifically identify where the 21% of shareholders that did not agree to the subordination agreement rank in relation to INX token holders.

Response: In response to the Staff’s comment, we have revised our disclosure on page 13 of the “The Offering - Rights of INX Token Holders Upon an Insolvency Event” section and elsewhere in Amendment No. 2 to address this comment.

3.	Please clearly and concisely describe the Adjusted Operating Cash Flow distribution. Among other things, the description should address:

●	Which holders will be entitled to the distribution (i.e., holders as of which date).

●	The form of payment.

●	The factors the board will consider when deciding whether to pay the distribution on an annual or quarterly basis.

●	That calculations used to determine any quarterly distributions will be made based on unaudited information.

●	Whether the board has discretion to not pay an annual distribution. If the board has discretion, describe the factors it will consider when making such a determination and the situations in which the board would elect to not pay a distribution. Include risk factor disclosure as well.

Response: In response to the Staff’s comment, we have revised our disclosure throughout Amendment No. 2 and the terms of the INX Token Purchase Agreement to delete references to the board’s ability to determine, at their discretion, to pay the Adjusted Operating Cash Flow distributions on a quarterly basis rather than an annual basis.

We have revised our disclosure on page 12 of the “The Offering – Distributions on INX Tokens” section and throughout Amendment No. 2 to include a clear and concise description of the distribution of the Company’s cumulative Adjusted Operating Cash Flows.

4.	We note your disclosure on page 101 that you will publicly display the number of INX Tokens that are eligible to receive the pro rata distribution on your website and that this information will be updated daily. Given the importance of the Adjusted Operating Cash Flow calculation to an investment decision, please describe how you plan to update and convey this information to all INX Token holders throughout the year.

Response: In response to the Staff’s comment, we have revised our disclosure on page 103 of section “Description of the INX Token – Participation Right in Adjusted Operating Cash Flow” to state that “[i]n addition to providing an annual calculation of our cumulative Adjusted Operating Cash Flow that is based on the cash flow from operating activities reflected in the consolidated statement of cash flow of the Company that is included in the audited consolidated financial statements of the Company and its subsidiaries, the Company also intends to provide quarterly calculations of our cumulative Adjusted Operating Cash Flow which will be based on unaudited quarterly financial statements of the Company and its subsidiaries. We will make public disclosure of this information by filing such information on a Form 6-K, issuing a press release and including the information on our website.”

Cover Page

5.	Please disclose your cumulative Adjusted Operating Cash Flow deficit and explain that no distribution will be made, if at all, until you generate positive Adjusted Operating Cash Flow that exceeds this deficit.

Response: In response to the Staff’s comment, we have revised the outside front cover page of the prospectus of Amendment No. 2 to include this disclosure.

Prospectus Summary

Markets for Blockchain Assets and ICOs, page 4

6.	Here and in the “Business” section, please delete the phrase regarding treatment as a cryptocurrency from your description of the TurnKey Jet no action letter.

Response: In response to the Staff’s comment, we have reflected the requested deletions in Amendment No. 2.

Risk Factors

Our decision to reverse or suspend promotional incentives for the . . . , page 31

7.	Please delete the second paragraph, as this mitigates the information disclosed in the remainder of the risk factor. Please also revise the third paragraph so that your ability to impact the trading price of INX Tokens is described less categorically. For example, it may be more appropriate so say that you “may” be able to impact the trading price.

Response: In response to the Staff’s comment, we have reflected the requested deletion in Amendment No. 2. We have further revised the third paragraph of the “Risk Factors – Our decision to reverse or suspend promotional incentives for the use of INX Tokens to pay transaction fees on the INX Securities trading platform or for holding INX Tokens could impact the trading price of INX Tokens.” section on page 31 to state that “[d]ecisions to set or change the transaction fees for trades executed on our trading platforms or to change the discount applied to transaction fees on our trading platforms may impact the trading price of INX Tokens or may result in increased volatility in the price of INX Tokens.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

8.	We note your revision in response to comment 13. Please include this information in MD&A.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 45 through 48 of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to provide the actual calculation of our Adjusted Operating Cash Flow for the year ended December 31, 2018 and for the six month period ended June 30, 2019.

Description of INX Tokens

Technical Features of the INX Token, page 97

9.	Please revise to clarify whether you will make pro rata distribution payments to holders of tokens in frozen wallets.

Response: As a matter of clarification, the function of the smart contract that allows us to reject automatically any digital wallet address from participating in transfers of INX Tokens (the “freeze” function) is a function of the source code of the INX Token smart contract. The right of the INX Token holders to the pro rata distribution of the Company’s cumulative Adjusted Operating Cash Flow, is a contractual right that is not defined by the INX Token source code, the underlying blockchain, or its network attributes and therefore is not linked to the freeze function. As we have disclosed in the “Description of INX Tokens” section, circumstances may arise under which we may make a determination to utilize the “freeze” function. However, such a determination may be wholly unrelated to an INX Token holder’s right to participate in a distribution.

In response to the Staff’s comment, we have revised our disclosure on page 104 the “Description of INX Tokens – Participation Right in Adjusted Operating Cash Flow” section to state that the Company may withhold payment of the pro rata distribution to holders of INX Tokens when such payments may be in violation of the terms and conditions of the INX Token Purchase Agreement or applicable law. If the Company makes such a determination, the Company will set aside the funds that would have gone to such INX Token holder until the circumstances that gave rise to the Company’s determination have been resolved.

10.	We note your response to comment 15 and disclosure that you expect to make the results of the Hosho audit public once it has been completed. Please update this disclosure to reflect that the audit has been completed, and summarize the material conclusions and recommendations of the audit, as well as any resolutions thereof. Please also revise to include Hosho’s consent to the inclusion of the audit as an exhibit to the registration statement and reference to the firm and audit in the prospectus, pursuant to Securities Act Rule 436(a).

Response: In response to the Staff’s comment, we have updated our disclosure on page 98 of the “Description of INX Tokens – Technical Features of the INX Token” section to reflect that the audit has been completed and to summarize the material conclusions and recommendations of the audit. We will include in a future filing, as Exhibit 23.4, the consent of Hosho Group, which consents to the inclusion of the Hosho audit as an exhibit to the registration statement and reference to the firm and audit in the prospectus.

Participation Right in Adjusted Operating Cash Flow, page 101

11.	Consistent with your response to comment 14, please revise to state that the general public “will not” be able to independently verify the number of outstanding tokens for purposes of their participation right in your Cumulative Adjusted Operating Cash Flow. Please make corresponding revisions to your risk factor on page 32 discussing the calculation and payment of distributions to token holders.

Response: In response to the Staff’s comment, we have revised our disclosure on page 101 of the “Description of INX Tokens – Participation Right in Adjusted Operating Cash Flow” section to state that the general public will not be able to independently verify the number of INX Tokens outstanding that are entitled to share in the distribution. We have also made corresponding revisions to our risk factor on page 32.

12.	Please revise to clarify the impact, if any, of tokens in frozen wallets on the calculation of your adjusted operating cash flow and your obligations to make pro rata distribution payments to holders of tokens in frozen wallets.

Response: As stated in our response to your Comment #9, the Company’s determination to utilize the freeze function and its determination to withhold payment of the distribution to holders of INX Tokens may be wholly unrelated from each other. If the Company makes the determination to withhold payment of the distribution from an INX Token holder, then the Company will set aside the funds that would have gone to such INX Token holder until the circumstances that gave rise to the Company’s determination have been resolved. Our contractual obligations to make pro rata distribution payments to holders of INX Tokens and the calculation of our Adjusted Operating Cash Flow will not be affected.

13.	In this section and elsewhere, please revise to state that neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof will be audited at the time of any distribution.

Response: In response to the Staff’s comment, we have revised our disclosure on page 32 of the “Risk Factors – There can be no assurance that we will be able to pay any cash distributions to the holders of Tokens” section and page 103 of the “Description of INX Tokens – Participation Right in Adjusted Operating Cash Flow” to state that neither the calculation of the cumulative Adjusted Operating Cash Flow nor any pro rata distributions thereof will be audited at the time of any distribution.

Exhibits

14.	Please revise Section 8.3 of Exhibit 4.1 to explicitly clarify whether the exclusive forum provision applies to claims made under the federal securities laws. Please make corresponding revisions to the prospectus, including the risk factor on page 35.

Response: In response to the Staff’s comment, we have added the following language to Section 8.3 of the INX Token Purchase Agreement: “This provision does not, nor is intended to, apply to claims under the federal securities laws.”

Further, we have made corresponding revisions to our disclosure on page 35 of the “Risk Factors” section.

15.	Please have McDermott revise its legality opinion to clarify that the purchase agreements, which describe rights of token holders, will be valid and legally binding obligations of the company and enforceable against the company in accordance with its terms. Please also include the opinions of McDermott and Hassans with the filed registration statement.

Response: In response to the Staff’s comment, the opinion from McDermott has been revised to clarify that the purchase agreements, which describe rights of token holders, will be valid and legally binding obligations of the company and enforceable against the company in accordance with its terms. Further, we have included the opinions of McDermott and Hassans as exhibits to Amendment No. 2.

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President
Oran Mordechai, Chief Financial Officer